

Mail Stop 4631

August 27, 2009

Via U.S. mail and facsimile

Ms. Ann B. Ruple
Chief Financial Officer, Vice President and Treasurer
Clean Diesel Technologies, Inc.
10 Middle Street; Suite 1100
Bridgeport, CT 06604

> **RE: Form 10-K for the fiscal year ended December 31, 2008**
> **Form 10-Q for the period ended June 30, 2009**
> **File No. 001-33710**

Dear Ms. Ruple:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings.

Business

Revenue, page 12

2. Please revise your disclosures on page 13 and 43 to disclose the name of any customer(s) comprising 10% or more of your consolidated revenues. It appears from your disclosure on page 13 that the loss of any of these customers would have a material adverse effect on your business. Please refer to Item 101(C)(1)(vii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies: Patents and Patent Expense, page 25

3. In light of the significance of patents to your business, we believe it would be helpful to investors if you expanded your discussion of critical accounting policies to provide more specific information about the ways in which you evaluate patents for impairment. Please consider revising your discussion to provide the following:

- A qualitative and quantitative description of the material assumptions used and a sensitivity analysis of those assumptions based upon reasonably likely changes. In particular quantify significant assumptions used such as:
    - Cash flows
    - Growth rates
    - Discount rates
- A description of the types of events or changes in circumstances that would indicate the carrying value of patents is not recoverable and therefore, impairment testing would be triggered; and
- An explanation of how the assumptions and methodologies used for valuing intangible assets during the year ended December 31, 2008 have changed since the prior year highlighting the impact of any changes.

Liquidity and Capital Resources, page 31

4. Your table on page 28 indicates that bad debt expense increased from $28,000 during 2007 to $629,000 during 2008. Accounts receivable decreased from $1.9 million at December 31, 2007 to $637,000 at December 31, 2008. Please revise your filing to explain in greater detail the reasons why your bad debt expense increased so significantly during 2008, the number of customers that caused this increase and the steps that management has taken to collect outstanding balances. Please also revise to disclose whether management continues to recognize revenues from sales to these past due customers and if so, how management determined that collectability of the revenue recognized was reasonably assured despite past due balances as of December 31, 2008.

Quantitative and Qualitative Disclosures about Market Risk, page 33

5. Please revise to provide quantitative information about market risks associated with fluctuations in exchange rates and the cost of platinum using one of the three alternatives described in Item 305(a) of Regulation S-K.

Consolidated Financial Statements

Note 2 – Significant Accounting Policies, page 39

6. Please revise your accounting policy concerning the valuation of accounts receivable on page 42 to include are more robust description of the methodology used to estimate your allowance for doubtful accounts. Such a description should identify the factors that influenced management's judgment (for example, historical losses and existing economic conditions). Your revised disclosures should also address how management determines when to charge-off accounts receivable.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2009

General

7. Please address the above comments in your interim filings as well.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 18

8. In light of the significant decline in revenues experienced during the first six months of 2009, the lack of EPA and CARB verifications for your retro fit market products, the delays in the London Low Emission Zone project, uncertainty as to when or if the EURO IV emission standards will be implemented in China, and the expected decrease in royalty streams for your ARIS technologies, please tell us how you considered paragraph 8 of SFAS 144 in determining whether any of your patents should be tested for recoverability as of June 30, 2009.

Results of Operations, page 19

9. Please revise your discussion on page 23 to address the implications to your business, results of operations, and liquidity if you aren't able to obtain CARB and/or EPA verification of your Platinum Plus fuel-borne catalyst in combination with a high performance diesel particulate filter during 2009.

10. You disclose on page 12 that net gains on your auction rates securities and auction rate securities right for the three months ended June 30, 2009 amounted to $233,000 which appears to be material to your results for that period. When gains or losses on these investments are material to the periods presented, consider disclosing the following in your Management's Discussion and Analysis:

   - How counterparty credit risk affected your valuation of these investments and the resulting gain or loss that you included in earnings relating to the changes in that credit risk. Also, consider discussing how deterioration in the counterparty's credit and your ability to collect on a derivative asset will impact your financial statements.
   - The reason for any material decline or increase in the fair values;
   - Whether you believe the fair values diverge materially from the amounts you currently anticipate realizing on settlement or maturity. If so, disclose why and provide the basis for your views; and
   - How sensitive the fair value estimates for these investments are to the significant inputs the technique or model uses. For example, consider providing a range of values around the fair value amount you arrived at to provide a sense of how the fair value estimate could potentially change as the significant inputs vary. To the extent you provide a range, discuss why you believe the range is appropriate, identifying the key drivers of variability, and discussing how you developed the inputs you used in determining the range.

   Please also consider disclosing how the lack of liquidity of these investments impacted the valuation technique you used, and how you factored illiquidity into your fair value determination of those financial instruments. For example, to the extent you used a discounted cash flow approach to determine the fair value of auction rate securities, consider discussing the specific change in the discount rate or any other analysis you performed to account for the lack of liquidity and discuss how and why you changed your assumptions from prior periods. Please refer to the September 2008 Division of Corporation Finance letter regarding fair value matters which is available on our website at:
   http://www.sec.gov/divisions/corpfin/guidance/fairvalueltr0908.htm.

Liquidity and Capital Resources, page 24

11. In light of your results during the first six months of 2009, please revise your filing to explain in detail how you determined that you will have enough liquidity for one year from the balance sheet date to continue your operations and pay your obligations as they come due. Your revised disclosures should indicate whether you have any liquidity sources other than the UBS credit facility which was fully drawn upon as of June 30, 2009.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please furnish your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please contact Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, Jeanne Baker, Assistant Chief Accountant, at (202) 551-3691.

Sincerely,

Rufus Decker
Accounting Branch Chief